Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Attention:	Dietrich A. King
Assistant Director
Division of Corporation Finance

August 15, 2017

Re:	IBM Credit LLC
Registration Statement on Form S-3
Filed August 4, 2017
Registration No. 333-219724

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, IBM Credit LLC (the “Company”) hereby respectfully requests acceleration of the effective date of the above-referenced Registration Statement to 2:00 p.m. Eastern time on August 17, 2017, or as soon as thereafter practicable.

It would be appreciated if, as soon as the Registration Statement is declared effective, you would so inform Stephen L. Burns at (212) 474-1146, and then send written confirmation to the addressees listed on the cover of the Registration Statement.

Very truly yours,

IBM Credit LLC

By:	/s/ Todd Hutchen
Name: Todd Hutchen
Title: Vice President, General Counsel and Secretary